

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 19, 2005

Via U.S. Mail and Fax
Kristian Kostovski
President
Vector Ventures Corp.
Analipseos 30 Apt. #25
52236 Panorama
Thessaloniki, Greece

> **Re: Vector Ventures Corp.**
> **Form SB-2**
> **Filed November 21, 2005**
> **File No. 333-129847**

Dear Mr. Kostovski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Fee Table

1.   Please revise the fee table to list the warrants underlying each unit.

Prospectus Cover Page

2.   Please delete repetitive disclosure from the prospectus cover page. For example, the first and last paragraphs repeat information about the bank account where you will deposit investors' funds and the return of funds if you do not sell all of the units before the expiration of the offering.

3.   Revise the prospectus cover page to disclose the possibility of a 90 day extension of the offering period, as discussed on page 14 under "Terms of the Offering."

4.   To the extent that the common shares and warrants will detach and trade separately, please disclose when such an event will occur. In addition, disclose the trading market for each security, including the units, warrants and common stock.

5.   Please clarify that your common stock will be sold on your behalf by Mr. Kostovski. Also disclose that Mr. Kostovski will not receive any commissions or proceeds from the offering for selling the shares on your behalf.

6.   Please remove from the offering proceeds table the amount of proceeds you may receive upon exercise of the warrants, since the potential exercise of the warrants in the future is too speculative to include in the table.

7.   Please disclose whether or not there any arrangements to place the funds you receive from investors in an escrow or similar account, and indicate that there are no minimum purchase requirements for an investor. See Item 501(a)(9)(iii) of Regulation S-B.

Prospectus Summary, page 3

General Information, page 3

8.   Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(i) to the Securities Act Industry Guides. Provide similar disclosure under the subheading "General Information" in the Description of Business section.

9.   Disclose the location of your property, and that your sole director and executive officer currently resides in Greece.

10.   You state that you issued 800,000 shares of common stock to your officer and director for the acquisition of the One Gun Project claims. Please revise to

clarify, if true, that, since the property is located in British Columbia, the Canadian Crown owns the property and the company's only right to the property consists of mining claims that are owned in the name of Kristian Kostovski, not Vector Ventures Corp. Disclose why the mining claims are held in trust by Mr. Kostovski on behalf of the company. Also revise the Description of Business section accordingly.

11.   It appears that, under British Columbia law, title to British Columbia mining claims may only be held by residents of British Columbia. Please advise us in your response to this comment as to how your sole director and executive officer is in compliance with this requirement.

12.   We note your statement in the last paragraph on page 1 that, "[w]e have no current public offering and no proposed public offering of our equity." This statement is confusing as you are publicly offering equity securities through this registration statement. Please advise or delete this statement.

Offering, page 4

13.   Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

14.   Disclose the duration and exercise price for the warrants, as well as the number of shares underlying each warrant.

Risk Factors, page 4

General

15.   Include a new risk factor at the front of this section to disclose that your sole director and executive officer is currently enrolled in a university located in Greece, while the location of the company's sole mineral claim is in British Columbia, Canada.

Based on consumer demand, the growth and demand for any ore…, page 7

16.   As the company is at the initial exploration stage, please limit your risk factors to those that are material to your current operations or operations that are attainable with the proceeds of the offering. In this regard, this risk factor appears to be too remote to retain.

The loss of the services of Kristian Kostovski could severely impact our business.., page 8

17.   Your reference to Mr. Kostovski's expertise appears to conflict with your prior risk factor on page 5 that states that Mr. Kostovski has no technical experience in mineral exploration. Please revise this risk factor to explain what professional expertise Mr. Kostovski brings to your company and why you are substantially dependent upon this expertise.

Dilution, page 12

18.   Please also disclose the dilution per share to new investors assuming the exercise of all of the warrants included in the registration statement.

Plan of Distribution, page 13

Terms of the Offering, page 14

19.   Please note that if you decide to extend the offering period, you should inform investors that their money will be promptly returned pursuant to the terms described in the prospectus unless the investors make an affirmative statement to you that they wish to subscribe to the extended offer. NorthTech must receive an investor's affirmative statement prior to the original expiration date of the offering. Revise the "Terms of the Offering" section to clarify that your company will comply with these requirements if the offering period is extended beyond the original expiration date.

Directors, Executive Officers, Promoters and Control Persons, page 15

20.   Since Mr. Kostovski is your sole officer and director, where appropriate, refer to Mr. Kostovski rather than to the board of directors, the officer and director of the company, or management.

Resume, page 16

21.   Please disclose that Mr. Kostovski also serves as a director of Alpha Motorsports, Inc.

Interest of Named Experts and Counsel, page 18

22.   Please identify Lloyd C. Brewer as an expert and file his consent to being named as an expert and to your references to his Summary Report on the One Gun Project.

Description of Business, page 19

23.   Disclose whether there are any plans to change the company's business activities
        or to combine with another business. Describe any events or circumstances that
        might cause the company's plans to change.

General Information, page 23

24.   Revise this section to disclose Lloyd C. Brewer's conclusions, found in the
        Summary Report on the One Gun Project, that "the results of the previous work
        carried out on the One Gun Project area indicates that there is strong potential for
        the discovery of addition [sic] silver, gold, lead and zinc mineralization."
        Elaborate on Mr. Brewer's bases for that conclusion. In addition, clarify and
        explain whether this means there are exploitable mineral deposits in your claims
        areas.

Acquisition of the One Gun Project, page 25

25.   Disclose here, and elsewhere in the document, that Madman Mining Co. Ltd. is
        owned by Lloyd C. Brewer. Also revise to identify Mr. Lloyd Brewer's
        relationship with your company. Disclose whether he is a consultant to your
        company. Discuss whether you have paid Mr. Brewer for consulting services in
        connection with the start-up of your operations, the extent and nature of those
        payments, and whether you have any agreements to use Mr. Brewer's consulting
        services in the future, such as implementing Phase I of your exploration plans.

The Property, page 24

26.   Please revise the description of the property and your mining claims to explain
        them in clear terms rather than simply repeating the technical jargon from the
        summary report on the claim. In addition, explain the significance of your
        various descriptions. For example, what is the significance of the crosscuts and
        the information the crosscuts yielded to the company and its planned exploration
        activities? Revise throughout your business description.

Undertakings, page II-4

27.   Please explain in your response letter why you have included the undertaking in
        paragraph (5), as it appears you are not relying on Rule 430A to omit information
        from the prospectus. If you decide to retain this undertaking after responding to
        this comment, please revise the registration statement to include both subsections
        of the required Rule 430A undertaking, as set forth in Item 512(f) of Regulation
        S-B.

28.   Effective December 1, 2005, Item 512 of Regulation S-B was amended to include additional undertakings required in registration statements filed under the Securities Act of 1933. The additions to Item 512, if applicable, must be included in any pre-effective amendment to a registration statement filed on or after December 1, 2005. See Question and Answer 3, included in the Division of Corporation Finance's "Securities Offering Reform Transition Questions and Answers," available on our website at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. Please revise to include those additional undertakings that are applicable to your company.

Exhibits

29.   Please file the trust agreement between Vector Ventures and Mr. Kostovski as an exhibit to the registration statement.

Opinion & Consent of Michael M. Kessler, Exhibit 5

30.   Please revise the conclusion as to the legality of the issuance of these shares, under paragraph 6 of the opinion, to also state that the shares being offered are duly authorized.

*   *   *   *

        As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Washecka, Staff Accountant, at (202) 551-33758 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202)551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Michael M. Kessler
        Via Facsimile: (916) 239-4008